EXHIBIT 5





                                 ARTICLE NINTH OF THE

                   SECOND RESTATED CERTIFICATE OF INCORPORATION OF

                            LOTUS DEVELOPMENT CORPORATION


                         "NINTH.   (a)  The Corporation shall, to
                    the fullest extent permitted by the General Corporation Law of the State of Delaware, indemnify any and all persons whom it shall have power to indemnify under said law from and against any and all of the expenses, liabilities or other matters permitted to be indemnified from and against under said law and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                         (b)   To the fullest extent permitted by
                    the General Corporation Law of the State of Delaware, a director of this Corporation shall not be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director."